DONALD W. SEARLES, Bar Code: DS0898
JENNIFER CALABRESE (*pro hac*)
ANSU BANERJEE (*pro hac*)
Attorneys for Plaintiff
SECURITIES AND EXCHANGE COMMISSION
444 S. Flower Street, Suite 900
Los Angeles, CA 90071
(323) 965-3998

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, vs. ANATOLY HURGIN, ALEXANDER AUROVSKY, ABILITY, INC. AND ABILITY COMPUTER SOFTWARE INDUSTRIES, LTD. Defendants.	Case No. 1:19-cv-05705-MKV

PLAINTIFF SECURITIES AND EXCHANGE COMMISSION'S NOTICE OF MOTION AND MOTION FOR MONETARY RELIEF AGAINST ABILITY, INC. AND ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD.

Pursuant to the Consent Judgments entered against Ability, Inc. and Ability Computer & Software Industries Ltd (Dkt. Nos. 32, 33, 36, 37) (collectively, the "Motion Defendants"), Plaintiff Securities and Exchange Commission ("Commission") hereby moves for monetary relief against the Motion Defendants, and requests that the Court order the Motion Defendants to disgorge their net profits from the securities law violations alleged in the Commission's complaint, which allegations are to be taken as true for purposes of this motion, in the amount of $18,995,000.00, and to pay prejudgment interest thereon in the amount of $5,299,224.48, for a total of $24,294,224.48.

To partially satisfy that monetary relief, the Commission further requests that the Court impose a constructive trust on the $11,850,000.00 in cash that was deposited into an escrow account at The Bank of Leumi Le-Israel Trust Company, Ltd. and accrued interest thereon with respect to the put option escrow agreement, and to order that the Motion Defendants cause those funds to be transferred to the Commission for the purpose of distributing those funds to harmed investors.

In connection with its Motion and as grounds therefore, the Commission has submitted, together herewith: (a) the Commission's Memorandum of Law in Support of its Motion for Monetary Relief Against Ability, Inc. and Ability Computer & Software Industries, Ltd.; (b) the Declaration of Donald W. Searles; (c) proposed Final Judgment as to Defendant Ability, Inc.; and (d) proposed Final Judgment as to Defendant Ability Computer & Software Industries, Ltd.

Pursuant to Local Rule 6.1(b), and the Individual Rules of Practice of the Honorable Mary Kay Vyskocil, United States District Court Judge, any opposing affidavits and answering memoranda shall be served fourteen (14) days after service of Commission's moving papers.

Dated: January 12, 2022

Respectfully submitted,

/s/ Donald W. Searles
DONALD W. SEARLES
Attorney for Plaintiff
Securities and Exchange Commission

PROOF OF SERVICE

I am over the age of 18 years and not a party to this action. My business address is:

U.S. SECURITIES AND EXCHANGE COMMISSION,
444 S. Flower Street, Suite 900, Los Angeles, California 90071
Telephone No. (323) 965-3998; Facsimile No. (213) 443-1904.

On January 12, 2022, I caused to be served the document entitled **PLAINTIFF SECURITIES AND EXCHANGE COMMISSION'S NOTICE OF MOTION AND MOTION FOR MONETARY RELIEF AGAINST ABILITY, INC. AND ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD.** on all the parties to this action addressed as stated on the attached service list:

☐ **OFFICE MAIL:** By placing in sealed envelope(s), which I placed for collection and mailing today following ordinary business practices. I am readily familiar with this agency's practice for collection and processing of correspondence for mailing; such correspondence would be deposited with the U.S. Postal Service on the same day in the ordinary course of business.

☐ **PERSONAL DEPOSIT IN MAIL:** By placing in sealed envelope(s), which I personally deposited with the U.S. Postal Service. Each such envelope was deposited with the U.S. Postal Service at Los Angeles, California, with first class postage thereon fully prepaid.

☐ **EXPRESS U.S. MAIL:** Each such envelope was deposited in a facility regularly maintained at the U.S. Postal Service for receipt of Express Mail at Los Angeles, California, with Express Mail postage paid.

☐ **HAND DELIVERY:** I caused to be hand delivered each such envelope to the office of the addressee as stated on the attached service list.

☐ **UNITED PARCEL SERVICE:** By placing in sealed envelope(s) designated by United Parcel Service ("UPS") with delivery fees paid or provided for, which I deposited in a facility regularly maintained by UPS or delivered to a UPS courier, at Los Angeles, California.

☒ **ELECTRONIC MAIL:** By transmitting the document by electronic mail to the electronic mail address as stated on the attached service list.

☒ **E-FILING:** By causing the document to be electronically filed via the Court's CM/ECF system, which effects electronic service on counsel who are registered with the CM/ECF system.

☐ **FAX:** By transmitting the document by facsimile transmission. The transmission was reported as complete and without error.

I declare under penalty of perjury that the foregoing is true and correct.

Date: January 12, 2022

/s/ Donald W. Searles
Donald W. Searles

SEC v. ANATOLY HURGIN, et al.
United States District Court—Southern District of New York
Case No. 1:19-cv-05705-MKV

SERVICE LIST

Jason Gottlieb, Esq.
Edward P. Gilbert, Esq.
Daniel C. Isaacs, Esq.
Morrison Cohen LLP
909 Third Avenue
New York, NY 10022-4784
jgottlieb@morrisoncohen.com
egilbert@morrisoncohen.com
disaacs@morrisoncohen.com

Evyatar Cohen, Chief Financial Officer
Ability, Inc.
Yad Harutzim 14
Tel Aviv 677007, Israel
evyatar@profinance.co.il

Hadar Israeli, Esq.
Barnea Jaffa Lande & Co Law Offices
58 HaRakevet Street
Tel Aviv 6777016, Israel
hisraeli@barlaw.co.il

Motions

1:19-cv-05705-MKV Securities and Exchange Commission v. Hurgin et al

CASREF,ECF

U.S. District Court

Southern District of New York

Notice of Electronic Filing

The following transaction was entered by Searles, Donald on 1/12/2022 at 10:08 AM EST and filed on 1/12/2022

Case Name: Securities and Exchange Commission v. Hurgin et al
Case Number: 1:19-cv-05705-MKV
Filer: Securities and Exchange Commission
Document Number: 101

Docket Text:
MOTION for Monetary Relief *against Ability, Inc. and Ability Computer & Software Industries Ltd*. Document filed by Securities and Exchange Commission. (Attachments: # (1) Memorandum of Law, # (2) Declaration of Donald W. Searles, # (3) Exhibit 1 to Searles Declaration, # (4) Exhibit 2 to Searles Declaration, # (5) Exhibit 3 to Searles Declaration, # (6) Exhibit 4 to Searles Declaration, # (7) Final Judgment as to Ability, # (8) Final Judgment as to ACSI).(Searles, Donald)

1:19-cv-05705-MKV Notice has been electronically mailed to:

Daniel Cahen Isaacs disaacs@morrisoncohen.com, autodocket@morrisoncohen.com, courtnotices@morrisoncohen.com

Donald W. Searles searlesd@sec.gov, banerjeea@sec.gov, calabresej@sec.gov, chattoop@sec.gov, irwinma@sec.gov, kassabguir@sec.gov, longoa@sec.gov

Edward Paul Gilbert egilbert@morrisoncohen.com, autodocket@morrisoncohen.com, courtnotices@morrisoncohen.com

Jason P. Gottlieb jgottlieb@morrisoncohen.com, autodocket@morrisoncohen.com

1:19-cv-05705-MKV Notice has been delivered by other means to:

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1008691343 [Date=1/12/2022] [FileNumber=27070516-0] [3b211b832f8e34847ac76b10ffbcd7bcf5b2a5a2e8e0fa9d9b22b575ce217de89d 028bc76dbd4ee3fceee28748fb94af453362ccb4eef7b7caab9ffb4f0c3538]]
Document description: Memorandum of Law
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1008691343 [Date=1/12/2022] [FileNumber=27070516-1] [722a52f4d4529a6f726715fba8a2dfc5148e2a2320e9135cfad5bfe1a5f5e46032 0fff5f49193e3cf62903301a03d13e16dac3aab4cf6184e7415c951cf1332b]]
Document description: Declaration of Donald W. Searles
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1008691343 [Date=1/12/2022] [FileNumber=27070516-2] [86028b29e3542784ee181b729f8e17e693a1f5c314e8a17bd3f5ed0ce1b7486ffb d065b3826c2d13d744782912e6474 54549580c946bdf6a03282edd42fd8f04]]
Document description: Exhibit 1 to Searles Declaration

Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1008691343 [Date=1/12/2022] [FileNumber=27070516-3] [2b38cd53268b6cd45e3a5f7e1a3130e721bd3c8e04b2f009c055eef9b332cc985d f96e5fc201f252500037782c3cadc7bc504e20a2b611a42b989b3e65e97ee0]]
Document description: Exhibit 2 to Searles Declaration
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1008691343 [Date=1/12/2022] [FileNumber=27070516-4] [5a5b614518d41c7314cf16c0340d2df45fff7f2f53d9596b716d4918f368914f63 751089883d9fe96d248b2ed68320cb057deb868d8383af25303959c2820796]]
Document description: Exhibit 3 to Searles Declaration
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1008691343 [Date=1/12/2022] [FileNumber=27070516-5] [1300d17e4cca36fc57e5e471943e8cac53527c604626af18259832c4b397af99bd fc0c3bfc120cf0cc415e4ab29139e3cab377e4dec8963ffb2f1505f7f06eb3]]
Document description: Exhibit 4 to Searles Declaration
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1008691343 [Date=1/12/2022] [FileNumber=27070516-6] [adf564d9abd88bdb9659ed87aefbdfcb27bb9b51bc8f67806435a69ee4058598c5 5b931bcc725b39d69b56a2457b3779beda67ebcc2f17eac02f56d7736910b5]]
Document description: Final Judgment as to Ability
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1008691343 [Date=1/12/2022] [FileNumber=27070516-7] [053bea6a535fe7e98888bc92a7faebb05066a17baf5fe1679e7d32ae1c4a0a201b 3ea49e1f420a1df6f1ab0e323bc6a4f46b508d20e5b7b8bc9320f7a2f0efb6]]
Document description: Final Judgment as to ACSI
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1008691343 [Date=1/12/2022] [FileNumber=27070516-8] [11c4b3ee8224fb9d090092c37a754625d7980061a034a9a5ea4ec59e1c4c0136d4 2dcf0ec20e737e17121fce171fd90a1adb70418ca0b0f300502deb7a576913]]
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Back

DONALD W. SEARLES, Bar Code: DS0898
JENNIFER CALABRESE (*pro hac*)
ANSU BANERJEE (*pro hac*)
Attorneys for Plaintiff
SECURITIES AND EXCHANGE COMMISSION
444 S. Flower Street, Suite 900
Los Angeles, CA 90071
(323) 965-3998

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, vs. ANATOLY HURGIN, ALEXANDER AUROVSKY, ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD, AND ABILITY INC., Defendants.	Case No. 1:19-cv-05705-MKV

DECLARATION OF DONALD W. SEARLES IN SUPPORT OF PLAINTIFF'S MOTION FOR MONETARY RELIEF AGAINST ABILITY INC. AND ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD.

I, Donald W. Searles, declare as follows:

1. I am Plaintiff Securities and Exchange Commission's ("Commission") lead counsel in the above-captioned case. Unless otherwise specified, I have personal knowledge of the facts set forth below.

2. I submit this declaration in support of the Commission's motion for monetary relief against Ability Inc. and Ability Computer & Software Industries, Ltd.

3. As reflected at page 108 of Ability's Form 20-F filed with the SEC on May 4,

2016, the Motion Defendants received proceeds of $18,995,000.00, net of transaction costs, from the merger transaction. A true and correct copy of the relevant portions of Ability's Form 20-F is attached hereto as **Exhibit 1**.

4. The Commission uses the IRS rate of interest on tax underpayments and refunds to calculate prejudgment interest owed by defendants in enforcement actions. The Commission makes available to its staff a computer program that calculates prejudgment interest using this IRS rate. The calculator calculates prejudgment interest slightly more conservatively than the IRS because it compounds interest quarterly rather than daily, and ignores partial months at the beginning and end of the period for which interest is being calculated.

5. I accessed the Commission's prejudgment interest calculator to calculate the prejudgment interest owed by the Motion Defendants on their net ill-gotten gain of $18,995,000.00 from January 1, 2016, to November 30, 2021. Prejudgment interest on that amount is $5,299,224.48, and the total disgorgement and prejudgment interest is therefore $24,294,224.48. Attached as **Exhibit 2** is a true and correct copy of the report I printed setting forth the above interest calculation using the Commission's prejudgment interest calculator program.

6. On December 23, 2015, Cambridge Capital Acquisition Corporation provided a payment instruction letter to Continental Stock Transfer & Trust Company, instructing that it pay from Cambridge's trust account, among other things, $11,900.00 to an escrow account pursuant to the put option escrow agreement between Cambridge Holdco Corp. (aka Ability Inc.) and Anatoly Hurgin and Alexander Aurovsky. Attached as **Exhibit 3** is a true and correct copy of that payment instruction letter.

7. Attached hereto as **Exhibit 4** is a true and correct copy of the Escrow Agreement between Cambridge Holdco Corp. (aka Ability Inc.) and Anatoly Hurgin and Alexander Aurovsky, dated December 23, 2015, concerning the opening of an escrow account at Bank Leumi to hold the put option funds.

8. On January 11, 2021, I queried Yahoo Finance to determine the most recent share price of Ability's stock. As of the close on December 31, 2021, the most recent date for which

information is available, Ability's share prices was $0.0002. See https://finance.yahoo.com/quote/ABILF/.

9. If the SEC collects sufficient amounts from the Motion Defendants, those amounts will be distributed by the Commission's Office of Distributions to those shareholders who voted in favor of the Cambridge-Ability merger.

I declare under the penalty that the foregoing is true and correct.

Executed this 12th day of January, 2022, in Los Angeles California

/s/ Donald W. Searles
Donald W. Searles

PROOF OF SERVICE

I am over the age of 18 years and not a party to this action. My business address is:

U.S. SECURITIES AND EXCHANGE COMMISSION,
444 S. Flower Street, Suite 900, Los Angeles, California 90071
Telephone No. (323) 965-3998; Facsimile No. (213) 443-1904.

On January 12, 2022, I caused to be served the document entitled **DECLARATION OF DONALD W. SEARLES IN SUPPORT OF PLAINTIFF'S MOTION FOR MONETARY RELIEF AGAINST ABILITY INC. AND ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD.** on all the parties to this action addressed as stated on the attached service list:

☐ **OFFICE MAIL:** By placing in sealed envelope(s), which I placed for collection and mailing today following ordinary business practices. I am readily familiar with this agency's practice for collection and processing of correspondence for mailing; such correspondence would be deposited with the U.S. Postal Service on the same day in the ordinary course of business.

☐ **PERSONAL DEPOSIT IN MAIL:** By placing in sealed envelope(s), which I personally deposited with the U.S. Postal Service. Each such envelope was deposited with the U.S. Postal Service at Los Angeles, California, with first class postage thereon fully prepaid.

☐ **EXPRESS U.S. MAIL:** Each such envelope was deposited in a facility regularly maintained at the U.S. Postal Service for receipt of Express Mail at Los Angeles, California, with Express Mail postage paid.

☐ **HAND DELIVERY:** I caused to be hand delivered each such envelope to the office of the addressee as stated on the attached service list.

☐ **UNITED PARCEL SERVICE:** By placing in sealed envelope(s) designated by United Parcel Service ("UPS") with delivery fees paid or provided for, which I deposited in a facility regularly maintained by UPS or delivered to a UPS courier, at Los Angeles, California.

☒ **ELECTRONIC MAIL:** By transmitting the document by electronic mail to the electronic mail address as stated on the attached service list.

☒ **E-FILING:** By causing the document to be electronically filed via the Court's CM/ECF system, which effects electronic service on counsel who are registered with the CM/ECF system.

☐ **FAX:** By transmitting the document by facsimile transmission. The transmission was reported as complete and without error.

I declare under penalty of perjury that the foregoing is true and correct.

Date: January 12, 2022

/s/ Donald W. Searles

Donald W. Searles

SEC v. ANATOLY HURGIN, et al.
United States District Court—Southern District of New York
Case No. 1:19-cv-05705-MKV

SERVICE LIST

Jason Gottlieb, Esq.
Edward P. Gilbert, Esq.
Daniel C. Isaacs, Esq.
Morrison Cohen LLP
909 Third Avenue
New York, NY 10022-4784
jgottlieb@morrisoncohen.com
egilbert@morrisoncohen.com
disaacs@morrisoncohen.com

Evyatar Cohen, Chief Financial Officer
Ability, Inc.
Yad Harutzim 14
Tel Aviv 677007, Israel
evyatar@profinance.co.il

Hadar Israeli, Esq.
Barnea Jaffa Lande & Co Law Offices
58 HaRakevet Street
Tel Aviv 6777016, Israel
hisraeli@barlaw.co.il

EXHIBIT 1

20-F 1 f20f2015_abilityinc.htm ANNUAL AND TRANSITION REPORT OF FOREIGN PRIVATE ISSUERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2015

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring this shell company report:

For the transition period from ____ to _____

Commission file number 333-206989

Ability Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Yad Harutzim 14
Tel Aviv, Israel, 6770007
(Address of principal executive offices)

Anatoly Hurgin, Chairman and Chief Executive Officer
Ability Inc.
Yad Harutzim 14
Tel Aviv, Israel, 6770007
Tel: 972-3-6879777
Email: ability@ability.co.il
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered

Ability Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,		
	2015	2014	2013
	(U.S. dollar in thousands)		
		Restated	
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(353)	(277)	(265)
Proceeds from sale of property and equipment	158	159	13
Loans repaid by (granted to) related company, net	709	(500)	(209)
Net cash provided by (used in) investing activities	**514**	**(618)**	**(461)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the Reverse Merger, net of transaction costs	18,995	-	-
Income tax paid on behalf of the Controlling Shareholders	-	(125)	(300)
Dividends paid	(14,951)	(817)	(231)
Net cash provided by (used in) financing activities	**4,044**	**(942)**	**(531)**
Net Change In Cash	14,120	11,333	(378)
CASH AT BEGINNING OF THE YEAR	11,709	376	754
CASH AT END OF THE YEAR	**25,829**	**11,709**	**376**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,		
	2015	2014	2013
	(U.S. dollar in thousands)		
Cash paid:			
Interest and banks' charges	40	30	43
Income tax	568	338	776

The accompanying notes are an integral part of the consolidated financial statements.

EXHIBIT 2

U.S. Securi es and Exchange Commission
Prejudgment Interest Report

Quarter Range	Annual Rate	Period Rate	Quarter Interest	Principal+Interest
Violation Amount				**$18,995,000.00**
01/01/2016-03/31/2016	3.00%	0.75%	$141,684.02	$19,136,684.02
04/01/2016-06/30/2016	4.00%	0.99%	$190,321.12	$19,327,005.14
07/01/2016-09/30/2016	4.00%	1.01%	$194,326.17	$19,521,331.31
10/01/2016-12/31/2016	4.00%	1.01%	$196,280.05	$19,717,611.36
01/01/2017-03/31/2017	4.00%	0.99%	$194,475.07	$19,912,086.43
04/01/2017-06/30/2017	4.00%	1%	$198,575.33	$20,110,661.76
07/01/2017-09/30/2017	4.00%	1.01%	$202,759.55	$20,313,421.31
10/01/2017-12/31/2017	4.00%	1.01%	$204,803.81	$20,518,225.12
01/01/2018-03/31/2018	4.00%	0.99%	$202,371.54	$20,720,596.66
04/01/2018-06/30/2018	5.00%	1.25%	$258,297.85	$20,978,894.51
07/01/2018-09/30/2018	5.00%	1.26%	$264,391.55	$21,243,286.06
10/01/2018-12/31/2018	5.00%	1.26%	$267,723.61	$21,511,009.67
01/01/2019-03/31/2019	6.00%	1.48%	$318,245.07	$21,829,254.74
04/01/2019-06/30/2019	6.00%	1.5%	$326,541.73	$22,155,796.47
07/01/2019-09/30/2019	5.00%	1.26%	$279,223.74	$22,435,020.21
10/01/2019-12/31/2019	5.00%	1.26%	$282,742.72	$22,717,762.93
01/01/2020-03/31/2020	5.00%	1.24%	$282,420.28	$23,000,183.21
04/01/2020-06/30/2020	5.00%	1.24%	$285,931.24	$23,286,114.45
07/01/2020-09/30/2020	3.00%	0.75%	$175,600.21	$23,461,714.66
10/01/2020-12/31/2020	3.00%	0.75%	$176,924.41	$23,638,639.07
01/01/2021-03/31/2021	3.00%	0.74%	$174,861.17	$23,813,500.24
04/01/2021-06/30/2021	3.00%	0.75%	$178,111.93	$23,991,612.17
07/01/2021-09/30/2021	3.00%	0.76%	$181,416.03	$24,173,028.20
10/01/2021-11/30/2021	3.00%	0.5%	$121,196.28	$24,294,224.48

Prejudgment Violation Range	Quarter Interest Total	Prejudgment Total
01/01/2016-11/30/2021	**$5,299,224.48**	**$24,294,224.48**

EXHIBIT 3

CAMBRIDGE CAPITAL ACQUISITION CORPORATION
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

December 23, 2015

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004
Attn: Frank DiPaolo and Cynthia Jordan

Re: Trust Account No. [redacted] Payment Instruction Letter

Dear Sirs or Madams:

Pursuant to the terms of the Investment Management Trust Agreement, dated as of December 17, 2013, by and between Cambridge Capital Acquisition Corporation and Continental Stock Transfer & Trust Company, except as noted on Schedule I hereto, you are hereby authorized and instructed to immediately pay from Trust Account No. [redacted] of Cambridge Capital Acquisition Corporation, to the designated persons on Schedule I hereto, the amounts set forth against their names.

[*Signature Page Follows*]

Very truly yours,

CAMBRIDGE CAPITAL ACQUISITION CORPORATION

By:______________________________
Name: Benjamin Gordon
Title: Chief Executive Officer

EARLYBIRDCAPITAL, INC.

By: ______________________________
Name:
Title:

286267.1

Very truly yours,

CAMBRIDGE CAPITAL ACQUISITION CORPORATION

By: ______________________________
Name: Benjamin Gordon
Title: Chief Executive Officer

EARLYBIRDCAPITAL, INC.

By: ______________________________
Name:
Title:

310090.1

SCHEDULE I

PAYMENTS FROM TRUST ACCOUNT

Description	**Amount (in USD$)**
Amount in trust account	$81,305,000
Payments to Cambridge public stockholders seeking conversion:	$(21,581,185.10)
Payments to professionals, advisors and others indicated on attached payment instructions:	$(9,079,703.44)
Payment to Ability Computer & Software Industries Ltd. Shareholders	$(18,150,000)
Payment to Ability Computer & Software Industries Ltd. Shareholders Escrow for Put Agreement, plus estimated fees and expenses	$(11,900,000)*
Payment to Ability Computer & Software Industries Ltd., for the balance in trust	$(20,594,111.46)

Payment instructions follow.

*The amount asterisked above shall be retained by the Trustee in Trust Account No. Redacted Personal Information until such time as the Trustee receives written instructions from Anatoly Hurgin and/or Alexander Aurovsky on behalf of Ability Computer & Software Industries Ltd. to transfer such funds to an account(s) designated in such written instruction with any excess amounts, if applicable, to be wired to Ability Computer & Software Industries Ltd. to an account designated in such written instruction. The Trustee shall wire such amounts as set forth in such instruction letter promptly following the receipt of such instruction letter.

310090.1

PAYMENT INSTRUCTIONS

Payee	Instructions
Trustee	To be withheld by Trustee
Continental $30,300.73	To be withheld by Continental
Delaware Tax $174,329	Capital One Bank 1001 Avenue of the Americas New York, NY 10018 Telephone: (212) 764-1001 Account # Redacted Personal Information ABA # 021407912 SWIFT CODE # HIBKUS44 BENEFICIARY: National Corporate Research, Ltd. 10 East 40th Street, 10th Floor New York, NY 10016
EarlyBirdCapital, Inc. $3,591,364.37	Citibank, NA 164 Canal Street New York, NY 10013 ABA: 021000089 Account: Redacted Personal Information For the account of: EarlyBirdCapital, Inc
Graubard Miller $600,000.00	Citibank N.A. 153 East 53rd Street New York, NY 10022 ABA 021000089 SWIFT CODE CITIUS33 Attn: Wire Department For further credit to: Graubard Miller Attorney Business Account Account No. Redacted Personal Information
Blank Rome LLP $500,000.00	Citizens Bank Philadelphia, PA ABA # 036076150 SWIFT Code #CTZIUS33XXX Credit to: Blank Rome LLP Account # Redacted Personal Information Attn: Lisa Gray

310090.1

Payee	Instructions
Marcum LLP $126,604.37	TD Bank 855 Franklin Avenue Garden City, NY 11530 ABA: 026013673 Account# Redacted Personal Information
DLA $889,844	Wells Fargo Bank, N.A. 1300 I Street, NW, 11th Floor West Tower Washington, DC 20005 Account Name: DLA Piper LLP (US) Account # Redacted Personal Information ABA Transit #: 121000248 Swift Code: WFBIUS6WFFX nvoice #:3241953
Morrow & Co., LLC $52,103.19	PNC Bank, East Brunswick, NJ ABA #: 031207607 Acct # Redacted Personal Information For Account of Morrow & Co., LLC
Anatoly Hurgin $9,075,000	First International Bank of Israel Ltd SWIFT: FIRBILIT Branch: 48 Account number: Redacted Personal Information IBAN: Redacted Personal Information Account name: Anatoly Hurgin
Alexander Aurovsky $9,075,000	First International Bank of Israel Ltd SWIFT: FIRBILIT Branch: 48 Account number: Redacted Personal Information IBAN: Redacted Personal Information Account name: Alexander Aurovsky
Gordon Capital Group LLC $42,507.21	Account Name: Gordon Capital Group LLC Bank: JPMorgan Chase 270 Park Avenue New York, NY 10017 ABA# 021 000 021 ACCT #: Redacted Personal Information

310090.1

Payee	Instructions
Cambridge Capital LLC $110,000 $89,378.50 $199,378.50	WIRE TO: CITIBANK NA 111 WALL STREET NEW YORK, NY 10043 ABA# 021000089 FBO: Charles Schwab & Co., Inc. A/C#: Redacted Personal Information FOR FURTHER CREDIT TO SCHWAB A/C# Redacted Personal Information Redacted Personal Information A/C NAME: Cambridge Capital, LLC
RR Donnelley $237,837.20	PNC Bank, N.A. 249 Fifth Avenue Pittsburgh, PA 15222 Account #: Redacted Personal Information Route #: 041000124 Swift Code : PNCCUS33
International Business Research Group $11,411.87	INT'L BUSINESS RESEARCH (USA) INC. 600 ALEXANDER ROAD - SUITE 2-3 PRINCETON, NJ 0854
Intelligo $5,000	Account & Bank Information: Bank Leumi Le Israel B.M. IBAN: Redacted Personal Information Account no. Redacted Personal Information SWIFT: LUMIILIT785 Name: I.G.M.R Research Ltd. TALPIOT branch No. 785 Derech Hebron 101, Jerusalem.
Broadridge $5,411.24	Bank of America New York, NY FEDABA#: 026009593 ACHABA#: 021200339 ACCOUNT#: Redacted Personal Information SWIFTCODE: BOFAUS3N
SC&H $37,500	Please make check payable to SC&H Capital, Inc. Mail payments to: Betty Dawson 910 Ridgebrook Road Sparks, MD 21152 Federal ID # 20-179255

Payee	Instructions
NASDAQ $10,000	Bank Name: Wells Fargo Bank, N.A. Bank Address: 420 Montgomery Street San Francisco, CA 94101 SWIFT Number: WFBIUS6S ABA Number: 121000248 CHIPS ID: 0407 Beneficiary: Nasdaq, Inc. Account Number: Redacted Personal Information
Prometheus Financial Advisory LTD $72,000	PROMETHEUS FINANCIAL ADVISORY LTD.) 12 (BANK HAPOALIM YITZHAK SADEH BRANCH (780) 45 YITZHAK SADEH ST. TEL AVIV YAFFO ISRAEL ACCOUNT NO : Redacted Personal Information SWIFT CODE : POALILIT IBAN : Redacted Personal Information Redacted Personal Information
I-Bankers $146,378	Bank Name: JP Morgan Chase Bank Bank Address: 2051 Long Prairie Road Flower Mound, TX 75022 Swift Code: CHASUS33 Routing No: 111000614 Account Name: I-Bankers Securities, Inc. Account Address: 535 5th Ave. 4th FL. New York, NY 10017 Account No: Redacted Personal Information
Financial Consulting Strategies $46,670.94	Bank Name: Atlantic Stewardship Bank Routing No.: 021206582 Account No.: Redacted Personal Information Account Name: Financial Consulting Strategies LLC Bank Location: 630 Godwin Avenue Midland Park, NJ 07432
Naava Mashiah $2,000	Naava Mashiah Post Finance Rue de Château d'En-Bas 33 1631 Bulle Switzerland ACCT Redacted Personal Information IBAN Redacted Personal Information SWIFT POFICHBEXXX

310090.1

Payee	Instructions
Edgar Agents $18,033.74	Edgar Agents, LLC Bank Wire Instructions: Bank of America Routing#:026009593 Swift Code:BOFAUS3N Account#: Redacted Personal Information Account Name:Edgar Agents, LLC
Mimi Zemah, Adv. $30,000	**Zemah Schneider & Partners** 18 Raul Wallenberg St., Building D Tel Aviv, Israel 6971915 (T) +972 (3) 768-4300 (F) +972 (3) 768-4309 mimi@zes.co.il www.zes.co.il
Integra $20,500	Acct.: Redacted Personal Information IBAN: Redacted Personal Information Swift: POALILIT Beneficiary: Integra business development & international marketing Ltd.
York International D&O insurance tail $51,193	Sterling National Bank Yonkers, NY York International Agency, LLC 500 Mamaroneck Ave, Suite 220 Harrison, NY 10528 ABA# 021909300 Acct#: Redacted Personal Information
Renaissance $50,000	Branch Banking & Trust Account: Renaissance Strategic Advisors II, LLC ABA: 051404260 Account Number: Redacted Personal Information
Tuvia- Crossways Group $15,000	JP Morgan Chase ABA # 0210000 Credit to Account: Crossways Consulting Group Inc. Account Number: Redacted Personal Information
FBR $1,108,680.18	Bank of New York New York, NY Account #: Redacted Personal Information ABA # 021000018
Economic Consulting $5,000	IBAN: Redacted Personal Information Account Number: Redacted Personal Information SWIFT: POALILIT 2 Ben Gurion Road, B.S.R Tower 1

310090.1

Payee	Instructions
	Ramat Gan 52573 Israel
The Equity Group $100,656.08	JPMorgan Chase Bank, N.A. New York, NY 10017 ABA#: 021000021 Swift Code: CHASUS33 For credit to the account of The Equity Group Inc. Account # Redacted Personal Information
Migdal $900,000	Account Name: Migdal Underwriting and Business Initiatives Ltd BANK LEUMI LE ISRAEL B.M BIC: LUMIILITTLV IBAN: Redacted Personal Information ACCOUNT NO Redacted Personal Information

310090.1

EXHIBIT 4

ESCROW AGREEMENT

made and entered into this 23rd day of December, 2015

AMONG:

Anatoly Hurgin 306908641 and **Alexander Aurovsky** ID 306345687 individuals
(hereinafter referred to as the "**Shareholders**") of the first part;

Cambridge Holdco Corp., Company Number 303448 a Cayman Islands company (hereinafter referred to as the "**Company**") of the second part;

Shareholders and the Company shall be referred to herein collectively as the "**Parties.**"

AND

The Bank Leumi Le-Israel Trust Company Ltd.
of 30 Sheshet Ha Yamim St. Bnei Brak 5120261, Israel
(hereinafter referred to as the **"Escrow Agent"**) of the third part.

WHEREAS, further to Section 1.6(c)(ii) of the Agreement and Plan of Merger dated September 6, 2015 (hereinafter: the **"Agreement"**) by and among Cambridge Capital Acquisition Corporation, a Delaware corporation (hereinafter: "**Cambridge**"), the Company, Ability Computer & Software Industries Ltd., an Israeli company, and the Shareholders, the parties hereto desire to establish an escrow fund (the "**Escrow Account**") to hold a sum of eleven million eight hundred and fifty thousand United States dollars (US$ 11,850,000) in trust/escrow (hereinafter: the **"Sum"**) otherwise payable to the Shareholders at Closing to secure the exercise of the Put Option, as defined below;

WHEREAS, each Shareholder (each, a "**Put Option Holder**") shall have the right to put (each, a "**Put Option**" and collectively, the "**Put Options**") to the Company certain shares of the Company (the "**Put Shares**") for an amount in cash equal to a portion of the Sum. The Put Option may be exercised by each Put Option Holder, in whole or in part, on one occasion by giving written notice to the Company at its principal executive office, together with the delivery of the Put Shares covered by the Put Option, at any time during the sixty (60) day period immediately following the two (2) year anniversary of the end of the 2015 full fiscal year (the "**Put Option Exercise Period**"). Each Put Option Holder's written notice shall be signed by such Put Option Holder and shall state the number of Put Shares with respect to which the Put Option is being exercised. If the Put Option is exercised by a Put Option Holder during the Put Option Exercise Period for a number of Put Shares that results in an amount of cash in the Escrow Account that is less than his or its pro rata portion of the total cash in the Escrow Account, then his or its pro rata portion of the cash remaining in the Escrow Account following distribution of such lesser amount of cash to such Put Option Holder with respect to the Put Shares exercised by such Put Option Holder shall be distributed to the Company;

AND WHEREAS, the parties hereto wish to set out their respective rights and obligations in accordance with the following terms;

NOW, it is hereby agreed between the parties hereto as follows:

1. The Escrow Agent will open an escrow account (Hereinafter: the "**Escrow Account**") in Bank Leumi branch in its name with exclusive signature rights in favor of the Parties. The account will be opened only after the Escrow Agent will receive all the required documents according to the Israeli Law including the FATCA.

   The Parties hereby give the Escrow Agent a power of attorney to open the Escrow Account in Bank Leumi and sign all required documents in order to open the Escrow Account.

2. After the transfer of the total Sum to the Escrow Account, the Escrow Agent shall invest the sum in long term bank deposits (as per the directions of the Shareholders). Any increase and/or interest that may accrue thereto shall form part thereof. The suitability of the deposit and of the interest shall be determined by Bank Leumi.

3. If any Put Option is exercised, the purchase of the Put Shares covered by same and payment therefor shall be consummated within ten business days of such exercise and the applicable Put Holders and the Company shall cooperate in the prompt consummation of same; provided that, prior to the release and payment of any Put Option Escrow Cash to an exercising Put Option Holder, such Put Option Holder shall provide a representation to the Company that the Put Shares subject to such Put Option exercise are free and clear of all Liens.

   Upon receipt of a notice that any Put Option is exercised, the Company shall promptly provide written instructions for disbursement of funds to the Escrow Agent. Within 7 working days following its receipt of such written instructions from the Company, the Escrow Agent shall transfer the amounts set forth in the written instructions to the parties indicated thereon.

   In the event that a Put Option is not exercised, in full or in part by the Shareholders, the Company shall provide written instructions to the Escrow Agent for disbursement of the sum to the Company with the details of the Company's bank account.

   It is hereby emphasized the Escrow Agent will act as instructed by writing by the Company and is not required to, and will not, verify the fulfillment of the terms given by the Company to transfer the Sum. The Escrow Agent has no discretion as to whether or not to transfer the Sum or where to transfer said Sum.

   "**Put Option Escrow Period**" means the period through the two (2) year anniversary of the end of the 2015 full fiscal year and a subsequent sixty (60) day period. At the end of the Put Option Escrow Period, the Escrow Agent shall distribute any funds remaining in the Escrow Account to the Company.

Any directive to the Escrow Agent shall be made in writing and include details of the required actions, sums of money, dates, relevant account information, etc.

In order to avoid any doubt, any and all transfer shall be made exclusively to the bank account/s of the Beneficiaries.

4. In consideration for its services as acting as Escrow Agent, the Parties hereby agree:

a) The Company will pay the Escrow Agent its annual fees as follows:

- For the first trust year a sum in NIS in the value of $5,000 + VAT.
- For the second trust year a sum in NIS in the value of $3,000 + VAT.
- In case the holding of the Sum, or any part of it, by the Escrow Agent will be extended after the period of the second year, the Escrow Agent's fee will be in the sum in NIS in the value of $300 + VAT per month, such fees will be paid soon after the ending of the second year period on a monthly basis.
- In addition the Company will pay all expenses, including bank commissions.

The fees will be paid in advance commencing the trust year period. The first payment will be made within seven days after the signing of this agreement.

The fee will be paid, two years in advance, from the Escrow Account in NIS.

b) That the Escrow Account may be debited for all sums disbursed by the Escrow Agent in execution of its functions hereunder.

c) That the Escrow Account may be debited in respect of the bank charges and commissions resulting from the execution of instructions given to the Branch by the Escrow Agent.

8. All amounts shall be subject to applicable Israeli tax withholding requirements, unless the relevant party shall provide the Escrow Agent a valid approval of the Israeli Tax authorities establishing an exemption from such tax withholding obligation. To the extent that amounts are withheld from any payment, such amounts shall be treated for all purposes of this Agreement as having been paid to the relevant side. The Parties covenant and agree to indemnify and hold Escrow Agent harmless against all liability for tax withholding and/or reporting for any payments made by the Escrow Agent pursuant to this Agreement.

9. The Escrow Agent shall not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith, and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper

or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is reasonably believed by the Escrow Agent to be genuine and to be signed or presented by the proper person(s). The Escrow Agent shall not be held liable for any error in judgment made in good faith by an officer of the Escrow Agent unless it shall be proved that the Escrow Agent acted gross negligently or intentionally in bad faith. The Escrow Agent shall not be bound by any notice of demand or any waiver, modification, termination or rescission of this agreement or any of the terms hereof unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or Parties and, if the rights of the Escrow Agent are affected, unless it shall give its prior written consent thereto.

In the event that the Escrow Agent shall become involved in any arbitration or litigation relating to the funds in the Escrow Account, the Escrow Agent is authorized to comply with any decision reached through such duly-authorized and competent arbitration or litigation.

10. The Parties hereby agree to indemnify the Escrow Agent for, and to hold it harmless against any loss, liability or expense incurred on the part of the Escrow Agent, including without limitation legal or other fees arising out of or in connection with its entering into this agreement and caring out its duty hereunder, including without limitation the costs and expenses of defending itself against any claims of liability in the premises or any action for interpleaded, except that the Escrow Agent shall not be indemnified against any lost, liability or expense arising out of its gross negligence or willful misconduct. Such indemnity shall survive termination of this agreement or resignation of the Escrow Agent. The Escrow Agent shall be reimbursed by the Company upon Escrow Agents' first written demand, for any expenses or disbursement incurred in connection with the performance of the Escrow Agents' obligations hereunder including without limitation the actual cost of legal services should the Escrow Agent deem it necessary to retain an attorney.

The Escrow Agent shall not be liable to undertake any actions causing it monetary obligation including to institute or defend any action, suit or legal proceeding in connection herewith, unless the repayment of the monetary obligation is secured to the Escrow Agent full satisfaction

11. The Escrow Agent may resign at any time and be discharged from its duties or obligations hereunder by giving 15 days' notice in writing of such resignation specifying a date when such resignation shall take effect.

12. The Parties hereby declare that they are aware that the Escrow Agent will manage the Trust Account in accordance with the relevant laws of the State of Israel, including laws relating to the Prevention of Money Laundering and the Prevention of Financing Terrorist Activities. The Parties hereby declare that the money deposited in the Trust Account is not derived from money laundering activity or Terrorist Activities, and the Parties hereby declare that the money will not be used for such activities.

13. This Escrow Agreement shall be governed by and be construed in accordance with the laws of the State of Israel. Any dispute arising hereunder shall be resolved in the Tel-Aviv-Jaffa District Court and each of the parties hereto irrevocably submits to the jurisdiction of such court.

14. All notices, demands and requests required or permitted to be given under the provisions hereof must be in writing and shall be deemed to have been sufficiently given when received if personally delivered or send by fax or if mailed by registered or certified mail, on the fourth day after mailing, addressed as follows, if by fax after receiving a confirmation:

If to the Shareholders:

Anatoly Hurgin c/o Ability Computer & Software Industries Ltd. Yad Harutzim 14 Tel Aviv, Israel, 6770007 Attention: Anatoly Hurgin Telecopy: 972-3-5376483 E-mail: ability@ability.co.il

with a copy to: Blank Rome LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174-1901 Attention: Robert J. Mittman, Esq. Telecopy: 212-885-5001 E-mail: rmittman@blankrome.com

If to the Company:
c/o Ability Computer & Software Industries Ltd. Yad Harutzim 14 Tel Aviv, Israel, 6770007 Attention: Anatoly Hurgin Telecopy: 972-3-5376483 E-mail: ability@ability.co.il

If to the Escrow Agent:

30 Sheshet Ha Yamim St. Bnei Brak 5120261, Israel Fax: 972-76-8855448
Contact person: Ranit Masiah – Ravsky, Adv. Phone: 972-76-8855404

[signature page follows]

SIGNED BY THE PARTIES HERETO:

____

Cambridge Holdco Corp.
By: Benjamin Gordon
Position: Chief Executive Officer

I, the undersigned, Brian Ross ,Adv., hereby confirm this agreement was signed by _______________/the signature of Ben Gordon as authorized signatory/ies of Cambridge Holdco Corp.

Brian L Ross
Partner
Graubard Miller

____

Anatoly Hurgin

____

Alexander Aurovsky

I, the undersigned, _______________,Adv., hereby confirm this agreement was signed by _______________/the signature of _______________ as authorized signatory/ies of

____

The Bank Leumi Le-Israel Trust Co. Ltd.
by:
Position:

SIGNED BY THE PARTIES HERETO:

____
Cambridge Holdco Corp.
By:
Position:

I, the undersigned, ________________,Adv., hereby confirm this agreement was signed by ________________/the signature of ________________ as authorized signatory/ies of

____

____
Anatoly Hurgin

____
Alexander Aurovsky

I, the undersigned, Vibeke Dank,Adv., hereby confirm this agreement was signed by Anatoly Hurgin/the signature of Alexander Aurovsky as authorized signatory/ies of

ויבקה דנק , עו"ד
מס' רשיון 19451

ויבקה דנק , עו"ד
מס' רשיון 19451

____
The Bank Leumi Le-Israel Trust Co. Ltd.
by:
Position:

THE BANK LEUMI LE-ISRAEL TRUST COMPANY
LIMITED

The Bank Leumi Le-Israel Trust Co. Ltd.
by :
Position: Ranit Mashiah-Ravsky , Idit Twizer

DONALD W. SEARLES, Bar Code: DS0898
JENNIFER CALABRESE (*pro hac*)
ANSU BANERJEE (*pro hac*)
Attorneys for Plaintiff
SECURITIES AND EXCHANGE COMMISSION
444 S. Flower Street, Suite 900
Los Angeles, CA 90071
(323) 965-3998

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, vs. ANATOLY HURGIN, ALEXANDER AUROVSKY, ABILITY INC. AND ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD., Defendants.	Case No. 1:19-CV-05705-MKV

MEMORANDUM OF LAW IN SUPPORT
PLAINTIFF SECURITIES AND EXCHANGE COMMISSION'S
MOTION FOR MONETARY RELIEF AGAINST DEFENDANTS ABILITY INC.
AND ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD.

Donald W. Searles
Jennifer T. Calabrese
Ansu N. Banerjee
444 S. Flower Street, Suite 900
Los Angeles, California 90071
(323) 965-3998 (*telephone*)
searlesd@sec.gov
calabresej@sec.gov
banerjeea@sec.gov
Attorneys for Plaintiff
Securities and Exchange Commission

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

FEDERAL STATUTES

Securties Act of 1933

Securities Exchange Act of 1934

FEDERAL REGULATIONS

I. INTRODUCTION

Plaintiff Securities and Exchange Commission ("Commission") respectfully submits this memorandum of law in support of its Motion for Monetary Relief Against Ability Inc. and Ability Computer & Software Industries Ltd. (collectively, the "Motion Defendants"). The Court previously entered judgments, on consent, as to the Motion Defendants. Dkt. Nos. 32, 33, 36, 37. The judgments ordered injunctions against future violations of the securities laws and provided that the Commission's claims for monetary relief would be decided on motion by the Commission. By the terms of their consent judgments, in connection with this Motion, the Motion Defendants are precluded from arguing that they did not violate the securities laws, and the allegations in the complaint are to be accepted as and deemed true by the Court.

The Commission respectfully requests that the Court order the Motion Defendants to disgorge their net profits from their securities violations, in the amount of $18,995,000.00, and to pay prejudgment interest thereon in the amount of $5,299,224.48, for a total of $24,294,224.48. To partially satisfy that monetary relief, the Commission further requests that the Court impose a constructive trust on the $11,850,000.00 in cash that was deposited into an escrow account at The Bank of Leumi Le-Israel Trust Company, Ltd.[1] (the "Escrow Agent") and accrued interest thereon with respect to the put option escrow agreement, and to order that the Motion Defendants cause those funds to be transferred to the Commission for the purpose of distributing those funds to harmed investors.[2] Those funds are currently subject to an asset freeze order issued by the Court on July 29, 2021. Dkt. No. 90.

II. BACKGROUND

A. The Commission's Allegations Accepted as and Deemed True

The Commission filed the complaint in this action on June 18, 2019. Dkt. No. 1. The

[1] Bank Leumi Le-Israel Trust Company Ltd is now known as Hermetic trust services (1939) Ltd.

[2] According to Ability Inc.'s most recent quarterly financial statement, filed on August 31, 2021, the escrow account has about $12,520,000 as of June 30, 2021, which includes accrued interest. *See* https://www.sec.gov/Archives/edgar/data/0001652866/000121390021045838/ea146644ex99-1_abilityinc.htm#b_001.

complaint alleges violations of the antifraud and proxy solicitation provisions of the Securities Act of 1933 ("Securities Act") and the Securities Exchange Act of 1934 ("Exchange Act") by Ability Inc., Ability Computer & Software Industries Ltd. ("Ability"), Anatoly Hurgin and Alexander Aurovsky, in connection with Ability's December 2015 merger with Cambridge Capital Acquisition Corporation ("Cambridge"), a U.S. publicly-traded special purpose acquisition company.

Ability was a private company based in Tel Aviv, Israel. Ability was founded in 1994 by Hurgin and Aurovsky. *Id.*, ¶ 10. After its December 2015 merger with Cambridge, Ability became a wholly-owned subsidiary of Ability Inc. *Id.* Ability Inc., originally called Cambridge Holdco Corp. ("Holdco"), was a wholly-owned subsidiary of Cambridge. *Id.*, ¶ 11. On December 23, 2015, Cambridge merged with and into Holdco, and Holdco changed its name to Ability Inc. *Id.* As a result of the merger, Ability Inc. became a public company. *Id.*, ¶ 12. It is a foreign private issuer whose common stock traded on the NASDAQ under the symbol "ABIL." *Id.*[3] The stock is registered with the Commission pursuant to Exchange Act Section 12(b). *Id.*

1. Cambridge Identifies Ability as a Potential Acquisition Target

Cambridge was incorporated as a special purpose acquisition company ("SPAC") in October 2013, completed its IPO on December 23, 2013, and raised approximately $81 million. Cambridge had two years to identify and acquire a target company; if it were unable to do so, the money it had raised from its IPO would be released back to Cambridge's shareholders (plus interest). *Id.,* ¶¶ 17-18. In or around June 2015, Cambridge identified Ability as a possible acquisition candidate. At the time, Ability was a Tel Aviv, Israel-based small business that sold cell phone and satellite interception products.

2. Ability's Initial Revenue Forecast, Backlog, and Pipeline

In connection with the proposed merger, and in an effort to portray Ability as an

---

[3] Ability's stock was delisted from the NASDAQ on or about the close of business on December 27, 2019, and now currently trades on the OTC market under ticker ABILF. The closing share price of ABILF as of December 31, 2021 is $0.00020 per share. Declaration of Donald W. Searles In Support of Commission's Motion for Monetary Relief Against Ability, Inc. and Ability Computer & Software Industries, Ltd. ("Searles Decl."), ¶ 8.

attractive merger candidate, in or about August 2015, Hurgin created a financial forecast for Ability that was sent to Cambridge. Hurgin's revenue forecast stated that Ability would earn approximately $110 million in fiscal year ("FY") 2016. There were two significant components of this forecast: (1) the "backlog," which was the amount of customer orders Ability already had in place; and (2) the "pipeline," which was made up of the probable future orders for the coming period. *Id.*, ¶¶ 26-27.

Hurgin represented that the backlog of orders was about $35.2 million for the last two quarters of FY 2015 and about $30.5 million for all of FY 2016, for a total of $65.7 million. The forecast incorrectly represented that the backlog was backed by actual purchase orders from Ability's customers. *Id.*, ¶¶ 28-29.

A key component of Ability's backlog was its arrangement with a Latin American police agency. Of the $65.7 million in backlog revenue for the last two quarters of 2015 and all of FY 2016, 80% of it, or about $52 million, was from that police agency. *Id.*, ¶¶ 30-31.

Hurgin also represented that Ability's pipeline of possible future orders from customers for the last two quarters of FY 2015 and all of FY 2016 was about $53.5 million. Because a pipeline of future orders is not certain, Hurgin applied a probability percentage to each potential order in the pipeline. This resulted in a probability-weighted pipeline of about $11.5 million for the last two quarters of FY 2015 and about $17 million for FY 2016, for a total probability-weighted pipeline of about $28.5 million. *Id.*, ¶¶ 32-33. As a result, the backlog of existing orders plus the probability-weighted pipeline of future orders would result in a total of $46.7 million in revenue for the last two quarters of FY 2015, and a total of $47.5 million in revenue for all of FY 2016. *Id.*, ¶ 34.

3. The Prometheus and Economics Partners Reports

Cambridge retained various professionals in connection with the proposed merger with Ability. One was Prometheus Financial Advisory Ltd. ("Prometheus"), which was engaged to issue a fairness opinion. Cambridge also retained Economics Partners, LLC ("Econ. Partners") to prepare a quality of earnings report that analyzed Ability's revenues and expenses. *Id.*, ¶¶ 35-37.

Prometheus issued its fairness opinion on September 1, 2015. The 30-page opinion made clear that Prometheus had relied on the representations of Ability's management and had not conducted its own due diligence review. Prometheus estimated that Ability would have $108 million in revenue for FY 2016, only $2 million less than Hurgin's $110 million forecast. It also had a section devoted to Ability's backlog. In that section, Prometheus stated: "According to [Ability]'s management, it has a backlog (comprised of signed purchase orders) of $65.7 million in projects around the globe, of which 80% are with Latin American clients." It further stated that, "[a]ccording to management, the backlog only includes projects in progress that are planned to be completed through 2015-2016, and excludes later phases of projects that are planned for later than 2016." Based on its valuation of Ability and its related analysis, Prometheus concluded that the consideration of cash and shares that was being proposed to acquire Ability was "fair from a financial point of view." *Id.*, ¶¶ 32-33, 44-48.

Unlike Prometheus, Econ. Partners conducted its own due diligence on Ability. When Ability was unable to provide copies of purchase orders for much of its backlog, Ability acknowledged to Econ. Partners that about two-thirds of Ability's $65 million backlog had no purchase orders in place. As a result, Econ. Partners reported, a "high rate of projects with no PO's in the backlog could indicate a significant risk." Econ. Partners also expressly noted that there was a risk that "most" of the backlog was from "one Latin America Country's customer"—the Latin American police agency, Ability's largest customer. *Id.*, ¶¶ 38-43.

On or about August or September 2015, Cambridge CEO asked Hurgin about the finding in Econ. Partners' quality of earnings report that not all of Ability's backlog was supported by purchase orders. Hurgin acknowledged to Cambridge's CEO that the entire backlog was not supported by actual purchase orders, but told Cambridge's CEO that the backlog revenue numbers were still reliable because, for example, some customers had budgeted for the purchases or made partial payments on the orders. Later, in November 2015, Ability provided Cambridge's CEO with an updated Excel spreadsheet with revised information about the backlog. Unlike the prior version of the spreadsheet, this revised spreadsheet correctly noted that

about 66% of the backlog orders had no purchase orders in place. *Id.*, ¶¶ 50-53.

4. The Two Successive Roadshows Soliciting Approval for the Merger

On September 6, 2015, Cambridge, Ability and Ability's shareholders entered into and signed an agreement and plan of reorganization. The agreement was signed on behalf of Cambridge by Cambridge's CEO, on behalf of Ability, by its CEO, Hurgin, and by both Hurgin and Aurovsky, as Ability's controlling shareholders. The next step was to solicit and obtain shareholder approval. *Id.*, ¶¶ 54-55.

5. The Failed September 2015 Roadshow

Between September 24, 2015 and October 1, 2015, Hurgin, along with Cambridge's CEO and others, conducted an investor roadshow in New York City. *Id.*, ¶¶ 57-59. On September 17, 2015, before the roadshow, Cambridge filed its first draft of the proxy statement on a Form S-4 with the Commission. Attached to the proxy statement was the Prometheus fairness opinion, which erroneously reported that Ability had backlog of $65.7 million. The Econ. Partners' report was not included in that September 17, 2015 filing or in any other subsequent filing with the Commission. *Id.*, ¶¶ 50-53.

The financial information provided in the roadshow and in the Form S-4 proxy statement led to significant investor concern. The $65.7 million backlog included only $30.5 million in backlog for FY 2016, and the probability-weighted pipeline was only about $17 million for FY 2016. The total estimated backlog and pipeline of $47.5 million for FY 2016 was far lower than the $108 million in forecasted revenue for FY 2016 laid out in the Prometheus report. As a result, the September roadshow failed to commit investors to support the proposed merger, in part due to concerns about Ability's financial forecast. As Cambridge's CEO reported to Hurgin and others, at least three potential investors expressed the following concerns after the roadshow: "[n]one of them believes [Ability's financial] forecast," "[t]hey all think Ability got hot for a year with the Latin American projects," "[n]one of them believes it is sustainable," and "they all think Ability doesn't believe in its own growth." *Id.*, ¶¶ 65-67. Another concern raised by investors was that Ability's business was project-based and did not have a recurring revenue

stream. *Id.*, ¶ 68.

6. The November 2015 Roadshow

In late November 2015 and early December 2015, just weeks before the December 23, 2015 acquisition deadline, Cambridge and Ability made another pitch to shareholders in a second roadshow. Hurgin was a key presenter in this roadshow. Hurgin prepared, approved and presented a new PowerPoint with new detailed figures. A copy of the PowerPoint and a transcript of the roadshow presentation were filed with the Commission as additional proxy materials on November 16 and 18, 2015, respectively, and revised versions of the PowerPoint were filed with the Commission on November 24 and 30, 2015. *Id.*, ¶¶ 70-72.

The second roadshow touted significant improvements to Ability. First, Hurgin claimed in the PowerPoint that Ability had developed its own interception product for mobile devices called "ULIN." Hurgin stated that Ability owned ULIN, explaining "today we are Ability the only owner for this technology." The PowerPoint stated that ULIN was a "game changing" product that was "[d]eveloped in house," that "[f]irst orders" were "expected in 1Q 2016," and that ULIN was "based on a recurring revenue model." *Id.*, ¶¶ 75-77.

Second, the roadshow emphasized Ability's backlog of orders from its largest customer, the Latin American police agency. During the roadshow, Hurgin represented to investors that Ability had a large three-year deal with a "Latin American" police agency from 2015 through 2017 for 52 prisons that would generate $2 million in revenue per prison for Ability (or about $104 million in total revenue). Likewise, the PowerPoint included a slide that highlighted the "52 federal prisons in Latin America" and "$100 MM mandate." Hurgin repeated this statement in his own presentation, claiming the customer was "so excited … he immediately extended this order to 52 prisons, all federal prisons in the country." *Id.*, ¶¶ 78-80.

Third, in the November 24 and 30 versions of the PowerPoint, Ability reported that its FY 2016 revenue forecast was $108 million. But, unlike in the September roadshow, this time the forecast was accompanied by a significantly increased backlog and pipeline revenue figure. The second roadshow PowerPoint stated that Ability's backlog and pipeline revenue totaled $148

million. This included $40 million in revenue from the projected sales of two ULIN products for the year (at $20 million apiece) and $28 million in 2016 backlog orders. Applying probability-weighting to the individual items in the backlog and pipeline, Ability and Hurgin told investors that the company estimated it would recognize about $100 million in revenue for FY 2016 from its backlog and pipeline. Unlike the backlog and pipeline amounts reported in the Prometheus fairness opinion, this $100 million of backlog and pipeline approximately matched and supported the $108 million revenue forecast for FY 2016. *Id.*, ¶¶ 82-86.

7. The Joint Ability-Cambridge Proxy Statement

On December 2, 2015, the Form S-4 filed with the Commission, which included the final joint proxy statement for the proposed merger, was declared effective. Both the merger agreement between the companies and the Prometheus fairness opinion (which incorrectly stated that Ability had $65.7 in backlog orders, and incorrectly stated that these orders were comprised of signed purchase orders) were attached to the joint proxy statement. *Id.*, ¶¶ 98-102. The joint proxy statement did not mention or attach the Econ. Partner's quality of earnings report, nor did it disclose that Ability did not have a total of $65.7 million in backlog, which was mainly supposed to be with Ability's largest customer, the Latin American police agency. *Id.*, ¶¶ 98, 102-104. The joint proxy statement also contained several representations about ULIN and Ability's financial forecasts and business prospects. In the "Business of Ability" section, Ability described its various "solutions" for cellular interception, detection and decryption, including its ULIN product, stating, among other things, that "[o]ur "ULIN (Ultimate Interceptor) was introduced in November 2015." *Id.*, ¶¶ 105-106. Also, the MD&A section touted Ability's business prospects with the Latin American police agency. It stated that the "significant increase in revenues" in the first three quarters of 2015 "was attributable to Ability's increased focus on the Latin American market and completion of four large projects with a federal law enforcement agency in the region of which two projects ($8.1 million each) for fixed interception systems and two other projects of portable interception systems ($10.7 million and $8.3 million)." It further stated that "Ability believes future projects in this region are likely to continue." *Id.*, ¶ 108.

8. Approval of the Ability-Cambridge Merger

The majority of Cambridge shareholders voted to approve the merger and, on December 23, 2015, Cambridge officially acquired Ability, and Ability Inc. became the new surviving public company that continued trading on the NASDAQ. *Id.*, ¶¶ 110-111. As a result of the merger, Hurgin became the CEO and Chairman of the Board of Ability Inc. and remained the CEO of Ability. Similarly, Aurovsky became the CTO and a Director of Ability Inc. and remained the CTO of Ability. *Id.*, ¶ 115.

Of the approximately $81 million placed into the trust account from the Cambridge IPO, about $60 million was used to fund the merger. *Id.*, ¶ 119. The remaining $21 million was returned to the Cambridge shareholders who elected to redeem their original investment with a 1% profit and additional warrants. *Id.*, ¶ 120. Of the $60 million used to fund the merger, about $19 million was paid to Ability; another $11 million was paid to various professionals. *Id.*, ¶ 121.[4] Of the remaining $30 million, Hurgin and Aurovsky each received $9,075,000, and about $12 million was placed into an escrow account at an Israeli bank for their benefit as a put option. *Id.*, ¶ 122. [5]

9. The Materially Misleading Proxy Materials

The proxy materials, which included the December 2015 Proxy Statement, and the November 2015 roadshow transcript and PowerPoint slides, were materially false and misleading in several ways. Contrary to the representation in the proxy materials, Ability did not own ULIN or develop it in-house. It was only a reseller of ULIN for a three-year term under an undisclosed October 20, 2015 reseller agreement with a company incorporated in Singapore just 11 days before the agreement was signed. Under the reseller agreement, ULIN's owner was entitled to 50% of the revenues Ability received from ULIN sales. In addition, if Ability failed to sell $10 million worth of ULIN in a given year, ULIN's owner was entitled to a 15% penalty on any

---

[4] Specifically, Ability received $18,995,000 in investor funds as a result of the merger. *See* Declaration of Donald W. Searles In Support of Motion for Monetary Relief ("Searles Decl."), ¶ 3.

[5] Specifically, $11,850,000.00 in investor funds was placed into an escrow account at The Bank of Leumi Le-Israel Trust Company, Ltd., with respect to the Put Option Escrow Agreement. Searles Decl., ¶ 6.

shortfall. Hurgin entered into and signed the ULIN reseller agreement, but failed to disclose it to Cambridge, Prometheus, Econ. Partners, or to Cambridge's shareholders and prospective investors. *Id.*, ¶¶ 124-130.[6]

The proxy materials also contained materially misleading statements about Ability's business with the Latin American police agency, its largest customer and its only customer in Latin America. By the end of October 2015, 80% of Ability's backlog of orders for the remainder of 2015 and all of FY 2016, or about $51.5 million, was from the Latin American police agency. However, there were no orders in place for over 70% of those orders. This was not disclosed to Cambridge's shareholders and prospective investors. Instead, the proxy statement disclosed only that "[i]n November 2015, it became apparent that certain revenues that were expected to be received by Ability in the second half of 2015 will likely be delayed and received early 2016." *Id.*, ¶¶ 132-139.

The $148 million backlog and pipeline revenue figure in the November 2015 roadshow presentation and the $108 million revenue forecast for FY 2016 were also materially misleading. For one, prospective sales of two ULIN products for $40 million were included in the pipeline figure. But it was not disclosed to investors that 50% of this revenue had to be paid to ULIN's true owner, a third party company. Moreover, according to the November 2015 roadshow transcript, Hurgin misleadingly told investors that Ability's current gross profit margin on its total product sales was 47% and he expected ULIN sales to increase Ability's gross profit margin to 54%. Because the gross profit margin on ULIN was only 50%, any ULIN sales could not have increased to Ability's overall gross profit margin to 54%. *Id.*, ¶¶ 140-143.

Also, it was not disclosed that the $148 million revenue figure included about $22 million in backlog orders from the Latin American police agency that did not exist. Instead, the

[6] In the merger agreement, Hurgin and Aurovsky represented to Cambridge that they had provided Cambridge with a complete and accurate list of all "material company contracts," which was defined to include any contract under or in respect to which Ability had any liability or obligation or any nature whatsoever (absolute, contingent or otherwise) in excess of $1,000,000, or which were otherwise material to its business. *See* Dkt. No. 45-5 at p. 275 of 406. That representation was false, as Hurgin and Aurovsky failed to disclose Ability's reseller agreement with the owner of ULIN. Dkt. No. 1, ¶¶ 94-95.

shareholders were provided with the Prometheus fairness opinion that stated that Ability had $65.7 million in backlog orders. As a result, the backlog and pipeline revenue figure was materially misleading. In addition, because Ability's $108 million revenue forecast for FY 2016 was based on and supported by this misleading backlog and pipeline figure, the forecast itself was rendered materially misleading as well. *Id.*, ¶¶ 144-148.

10. Hurgin's and Aurovsky's Essential Roles in the Approval of the Merger

Hurgin, as CEO of Ability, took the lead in negotiating with Cambridge and providing information about Ability to Cambridge and the various professionals retained in connection with the merger. *Id.*, ¶ 149. Because of his central role in, and intimate familiarity with, Ability's business, Hurgin was responsible for and had ultimate authority over all statements regarding Ability made in the Form S-4 registration statement, which included the Proxy Statement, and the November 2015 roadshow PowerPoint slides filed with the Commission. *Id.*, ¶ 150.

Hurgin and Aurovsky were each 50% shareholders of Ability, and both of their consents to the merger were necessary. Both Hurgin and Aurovsky personally signed the merger agreement as Ability's controlling shareholders, and each of them signed a form on November 17, 2015, attached as Exhibit 99.5 to Amendment No. 2 of the Form S-4 registration statement, consenting to the use of their names in the joint proxy statement as persons who would become directors of Ability Inc. Hurgin was named approximately 49 times in the proxy statement; Aurovsky was named approximately 29 times.

11. Hurgin and Aurovsky Acted within Scope of Their Authority

Both Hurgin and Aurovsky, as present and future directors, officers, and controlling shareholders of Ability and Ability Inc., and as the two primary beneficiaries of the proposed merger, in soliciting proxies and in permitting their names to be used in soliciting proxies, failed to take reasonable steps to abide by their duty to ensure that the Proxy Statement and related proxy materials fully and fairly furnished all material facts and did not contain any material misstatements or omissions about Ability so as to allow a reasonably prudent investor to make an

informed investment decision. *Id.*, ¶ 173. Hurgin knew, or was reckless or negligent in not knowing, that the proxy materials contained material misrepresentations and omissions concerning Ability's ownership of ULIN; its backlog orders with its largest customer, the Latin American police agency; and Ability's $148 million backlog and pipeline revenue figure and $108 million FY 2016 revenue forecast, which were misleading. *Id.*, ¶ 174. As an officer, director, and controlling shareholder of Ability, Aurovsky was aware of the merger transaction and the related proxy materials, and a copy of those materials were available to him for his review and approval. *Id.*, ¶ 175. Aurovsky knew about the ULIN reseller agreement and its terms. *Id.*, ¶ 176. To the extent, Aurovsky did not, in fact, review the Proxy Statement or related proxy materials, he did not act with reasonable care in violation of his duty as a present and future director, officer, and controlling shareholder of Ability, and Ability Inc., and as one of the primary beneficiaries of the proposed merger, to ensure that the proxy materials fully and fairly furnished all material facts and did not contain any material misstatements or misleading omissions about Ability so as to allow a reasonably prudent investor to make an informed investment decision. *Id.*, ¶ 177.

Defendants Hurgin and Aurovsky, in engaging in the conduct alleged in this complaint, acted within the course and scope of their employment and authority as the CEO and CTO, respectively, of both Ability and Ability Inc. As such, their knowledge, recklessness, and negligence are imputed to both Ability Inc. and Ability. *Id.*, ¶ 178.

12. Hurgin's and Aurovsky's Misrepresentations to Ability's Auditors

Hurgin and Aurovsky signed management representation letters dated October 25, November 2, November 25, and November 26, 2015, that were provided to Ability's auditor in connection with the issuance of the Form S-4 registration statement. In those letters, Hurgin and Aurovsky represented to Ability's auditor, among other things, that there were "[n]o occurrences or discoveries that make any part of the textual material or financial statements and notes thereto inaccurate or misleading." Hurgin and Aurovsky also represented to the auditor in those letters that there were "[n]o instances identified of material fraud or any other fraud that, although not

material, involves senior management…" *Id.*, ¶¶ 182-185.

These representations to Ability's auditor were false because Hurgin, Aurovsky, and Ability were defrauding Cambridge's shareholders in soliciting their vote to approve the merger. They misled the voting shareholders about Ability's claimed ownership of the so-called "game changing" ULIN product, about Ability's backlog with its largest customer, and about its backlog and pipeline figures. Also, Hurgin knew, or was reckless in not knowing that these statements were false and misleading, and both Aurovsky and Hurgin did not act with reasonable care to ensure that these statements were not false or misleading. *Id.*, ¶ 186.

13. Post-Merger Events

After the merger closed, Ability Inc. suffered a significant decline in revenue, incurred net losses, and quickly burned through the $19 million it received from the merger. Of the $51.5 million in 2015 and 2016 backlog from the Latin American police agency, Ability Inc. only recognized about $8.5 million in the third quarter of 2015 and about $5.3 million from the fourth quarter of 2015 through the fourth quarter of 2016. The remaining $39 million in backlog orders was never recognized. *Id.*, ¶¶ 194-196.

On May 2, 2016, Ability Inc. filed its 2015 annual report with the Commission on Form 20-F, disclosing publicly for the first time the ULIN reseller arrangement. A press release issued that same day also disclosed that Ability Inc. only had about $2 million in revenue and incurred about $380,000 in net losses for the fourth quarter of FY 2015. The 2015 annual report and press release were filed before the market opened on Monday, May 2, 2016. Ability Inc.'s stock price dropped by about 33% from the prior trading day, Friday, April 29, 2016, at a close of $7.32 per share to Monday, May 2 at a close of $4.90 per share. *Id.*, ¶¶ 197-201.

B. Procedural Background

In this action, in December 2019, the Commission and the Motion Defendants reached partial settlements to resolve the non-monetary, injunctive relief the Commission sought in the case, and left open for later resolution by motion the monetary relief sought. The Court has entered consent judgments as to each of the Motion Defendants. Dkt. Nos. 36, 37. The consent

judgments provide, *inter alia*, that in connection with this Motion, "Defendant will be precluded from arguing that Defendant did not violate the federal securities laws as alleged in the Complaint," and "for the purposes of such motion, the allegations of the Complaint shall be accepted as and deemed true by the Court." *Id.*, ¶ V. Accordingly, for this Motion, the Motion Defendants may not argue they did not violate the securities laws, and the Court, in deciding whether to order monetary relief, should accept as true the allegations in the complaint. *SEC v. Rust*, No. 16 Civ. 3573 (ER); 2021 U.S. Dist. LEXIS 127467, *7 (S.D.N.Y. July 8, 2021); *SEC v. Madsen*, No. 17-CV-8300 (JMF), 2018 U.S. Dist. LEXIS 178442, *2 (S.D.N.Y. Oct. 17, 2018); *SEC v. Juno Mother Earth Asset Mgmt., LLC*, No. 11-CIV-1778 (TPG), 2014 U.S. Dist. LEXIS 44742, *4 (S.D.N.Y. Mar. 31, 2014).

III. ARGUMENT

A. The Court Should Order the Motion Defendants to Disgorge Their Net Profits on a Joint and Several Basis[7]

A district court has broad equitable powers to order appropriate remedies, including ordering defendants to disgorge their ill-gotten gains, where it has found securities law violations. *SEC v. First Jersey Sec., Inc.*, 101 F.3d 1450, 1474–76 (2d Cir. 1996). Exchange Act Section 21(d)(5), 15 U.S.C. § 78u(d)(5), authorizes the Commission to seek, and district courts to order, "any equitable relief that may be appropriate or necessary for the benefit of investors." "[A] disgorgement award that does not exceed a wrongdoer's net profits and is awarded for victims is equitable relief permissible under § 78u(d)(5)." *Liu v. SEC*, 140 S. Ct. 1936, 1939 (2020), affirmed the Commission's long-standing ability to seek disgorgement as an equitable remedy, ruling that "a disgorgement award that does not exceed a wrongdoer's net profits and is awarded for victims is equitable relief permissible under § 78u(d)(5)." The Court may also award disgorgement under Sections 21(d)(3) and 21(d)(7) of the Exchange Act, 15 U.S.C. §

[7] Because of the Motion Defendants' current financial condition, the Commission will not be seeking civil penalties against the Motion Defendants. A defendant's claimed inability to pay, however, does not preclude the Court from ordering disgorgement. *SEC v. Juno Mother Earth Asset Mgmt., LLC*, 2014 U.S. Dist. LEXIS 44742, *7.

78u(d)(3), (d)(7), as added by the William M. (Mac) Thornberry National Defense Authorization Act for Fiscal Year 2021 (the "NDAA"), Pub. L. 116-283, § 6501.

Under longstanding precedent, the Commission need only show a "reasonable approximation" of the amount of a defendant's ill-gotten gains. *See, e.g., First Jersey*, 101 F.3d at 1475 ("The amount of disgorgement ordered need only be a reasonable approximation of profits causally connected to the violation."); *SEC v. Haligiannis*, 470 F. Supp. 2d 373, 384 (S.D.N.Y. 2007) ("The amount of disgorgement ordered by a court for violation of the securities laws need not be an exact calculation of the defendant's profits, but only 'a reasonable approximation of the profits causally connected to the violation.'") (quoting *SEC v. Patel*, 61 F.3d 137, 139 (2d Cir. 1995)). Further, "[s]o long as the measure of disgorgement is reasonable, any risk of uncertainty should fall on the wrongdoer whose illegal conduct created that uncertainty." *SEC v. Razmilovic*, 738 F.3d 14, 31 (2d Cir. 2013) (quoting *SEC v. Warde*, 151 F.3d 42, 50 (2d Cir. 1998) (internal quotation marks omitted)). The Second Circuit has "reaffirmed" that standard after *Liu*. *SEC v. de Maison*, No. 18-2564, 2021 U.S. App. LEXIS 37183, at *3 (2d Cir. Dec. 16, 2021) (summary order) (citing *SEC v. Fowler*, 6 F.4th 255, 267 (2d Cir. 2021) (because "any risk of uncertainty about the amount falls on the wrongdoer whose illegal conduct created that uncertainty," no remand was required where "Fowler failed to identify any … 'legitimate' business expenses that, consistent with *Liu*, should have been deducted from an otherwise reasonable disgorgement amount") (internal quotation marks and alteration omitted).

Here, the Motion Defendants received $18,995,000.00 in net proceeds from the Cambridge-Ability merger. They did so as a result of violations of Section 17(a) of the Securities Act and Sections 10(b) and 14(e) of the Exchange Act and Rules 10b-5 and 14a-9 thereunder. *See* 15 U.S.C. § 78u(d)(3)(A)(ii) (NDAA specifically provides disgorgement must be "as a result of [the] violation"). That being said, "specific tracing [is] unnecessary in ordering disgorgement for securities fraud." *SEC v. de Maison*, 2021 U.S. App. LEXIS 37183, at *3; *see also FTC v. Bronson Partners, LLC*, 654 F.3d 359, 374 (2d Cir. 2011) ("[T]he Federal Reporter is replete with

instances in which judges of this Court deeply familiar with equity practice have permitted the SEC to obtain disgorgement without any mention of tracing."). The necessary causal link in this case is established by the Commission's evidence that that put option funds are directly traceable to the merger proceeds and have been held in an escrow account since the date of the merger. Accordingly, the Motion Defendants should be required to disgorge their ill-gotten gains derived from those violations. Consistent with *Liu v. SEC*, the Commission has calculated the Motion Defendants' "net profits" from the merger to be $18,995,000.00. Searles Decl., ¶ 5.

Under *Liu,* ordering the Motion Defendants to pay disgorgement would be for the benefit of investors. Searles Decl., ¶ 9. The Court should therefore order the Motion Defendants to disgorge their net profits from their securities law violations.

The Court should also order that the Motion Defendants be jointly and severally liable for the disgorgement amount. Effective as of the closing of the business combination, Holdco changed its name to Ability Inc., and Ability Computer & Software Industries Ltd., became a wholly-owned subsidiary of Ability Inc. Following the merger, Ability Inc. operated as a holding company and continued to conduct business through Ability Computer & Software Industries, Ltd. Given their common control, and joint benefit from their use of the merger proceeds, the Motion Defendants should be ordered to be jointly and severally liable for the amount to be disgorged.

B. The Court Should Order Prejudgment Interest

Because the Motion Defendants have had use of their ill-gotten gains for several years, this Court should also award prejudgment interest. When ordering disgorgement, courts have "discretion to require the defendant to pay prejudgment interest for the period during which he had the use of his unlawful gains." *See SEC v. Razmilovic*, 738 F.3d at 35-36. Courts have regularly granted prejudgment interest in Commission enforcement actions. *E.g.*, *SEC v. Warde*, 151 F.3d at 50; *First Jersey*, 101 F.3d at 1476. It would not be equitable for the Motion Defendants to obtain an interest-free loan from their victims, and prejudgment interest can be

included in Commission distributions and paid to victims even where the harmed investors have been fully compensated.

Prejudgment interest is calculated based on the Internal Revenue Service's "underpayment rate," which is a floating interest rate that the IRS uses to determine interest due on underpaid taxes, using the Federal short term rate (or period rate) plus the annual rate. 26 U.S.C. § 6621(a)(2); *see First Jersey*, 101 F.3d at 1476 (approving the use of the IRS underpayment rate "for the entire period from the time of defendants' unlawful gains to the entry of judgment").

By virtue of the time value of money, the Motion Defendants received this additional benefit from their illegal conduct, and should be obligated to repay this amount so that it may be returned to defrauded investors who lost the use of their money. The Court should order prejudgment interest in the amount of $5,299,224.48, as calculated by the Commission. Searles Decl., ¶ 5. Furthermore, the Motion Defendants' consent judgments make clear that they are required to pay prejudgment interest on the amount of any disgorgement award. *See SEC v. Juno Mother Earth Asset Mgmt., LLC*, 2014 U.S. Dist. LEXIS 44742, *8 (the terms of consent judgment negate defendants' opposition to the imposition of prejudgment interest).

C. The Court Should Find that the Put Option Funds Are Directly Traceable to the Fraud and Subject to a Constructive Trust

In connection with the final judgments to be entered against the Motion Defendants, and to enhance the collectability on the judgments on the Motion Defendants' assets located in Israel, the Commission further requests the Court to: (1) find that the put option funds are directly traceable to the fraud at issue; and (2) impose a constructive trust over those funds.

First, the put option funds are directly traceable to the investor funds used to consummate the merger. Searles Decl., ¶ 6.

Second, this Court should impose a constructive trust over those funds, as they represent the proceeds of the fraud charged in this case. Assets acquired by fraud can be subject to a constructive trust for the benefit of the defrauded party. *SEC v. Credit Bancorp, Ltd.*, 290 F.3d

80, 88 (2d Cir. 2002), citing *Counihan v. Allstate Insurance Co*., 194 F.3d 357 (2d Cir. 1999) (assets are held subject to a constructive trust when "a party … is holding property 'under such circumstances that in equity and good conscience he ought not to retain it'") (quotation omitted), *see also*, *Restatement (First) of Restitution* § 166 (1937). Here, a constructive trust on the put option funds is clearly equitable and appropriate because the Motion Defendants are holding property "under circumstances that render unconscionable and inequitable the continued holding of the property and that remedy is essential to prevent unjust enrichment." *Counihan*, 194 F.3d at 361-62 (constructive trust doctrine is "equitable in nature and should not be rigidly limited") (quotation omitted). The funds in the put option escrow account are directly traceable to the proceeds from the merger, which, for purposes of ordering monetary remedies, are deemed to be the proceeds of fraud, and to which the Motion Defendants have no legitimate claim given that fraud. To the extent that Motion Defendants have promised those funds to Hurgin and Aurovsky, as part of the put option escrow agreement, this does nothing to alter those fundamental facts that these funds are proceeds of a fraud conducted by the Motion Defendants, and that the funds should be held in constructive trust for distribution to harmed investors.

D. The Court Should Order that the Put-Option Funds Be Repatriated to the United States and Placed in the Custody of the Commission in Partial Satisfaction of the Motion Defendants' Disgorgement Obligation

Other than the put option funds, Ability has no assets to otherwise pay its disgorgement obligation. Ability started incurring losses immediately after the Cambridge-Ability merger closed on December 23, 2015. In May 2016, Ability reported its Q4 2015 earnings (its first quarter after the merger closed), and reported a $380,000 loss, and it has continued to report net losses each year since that time. Dkt. No. 86 (Supplemental Declaration of Donald Searles In Support of SEC's Motion for Preliminary Injunction ("Supp. Searles Decl.")), ¶ 9. In addition, Ability has not reported a gross profit since 2017 (when it reported a gross profit of only $15,000) and from 2018 through 2020, reported gross losses of over $1 million per year. *Id.* Ability's audit firm, BDO Ziv Haft, has also included a going concern paragraph in its FYE 2016 through 2020 audit opinions for Ability. *Id.* The going concern paragraph says

there is substantial doubt about the company's ability to continue as a going concern. *Id.* Given its deteriorating financial condition and falling stock price, Ability was delisted from the NASDAQ on December 27, 2019. *Id.* Currently, Ability trades on the Over the Counter market (*i.e.*, the pink sheets) under the ticker ABILF and, as of December 31, 2021, was trading at $0.0002 per share). *Id.*, *see also* Supp. Searles Decl. Exs. 7-14. According to its more recent financial statement, filed on August 31, 2021, for the period ending June 30, 2021, Ability, Inc., has cash on hand of $1000.00 (one thousand dollars). *See* https://www.sec.gov/Archives/edgar/data/0001652866/000121390021045838/ea146644ex99-1_abilityinc.htm#b_001.

In light of Ability's current financial condition and inability to pay its disgorgement obligation other than through the put option funds, the Commission requests that the Court enter a repatriation order, ordering the Motion Defendants to repatriate the put option funds to the United States and placed in the custody of the Commission, in order to partially satisfy the Motion Defendants' disgorgement obligations. *See SEC v. Illarramendi*, No. 11 Civ. 78 (JBA), 2011 U.S. Dist. LEXIS 65919, *14 (D. Conn. June 16, 2011) (Exchange Act Section 21 provides proper authority for a court to order repatriation of extraterritorial assets); *see also SEC v. Liu*, 2016 U.S. Dist. LEXIS 91078, *28 (C.D. Cal. July 11, 2016) (orders for the repatriation of assets are within the ancillary relief available to the court). Such an order is particularly appropriate here, where the Motion Defendants are otherwise financially unable to satisfy their disgorgement obligations, and the funds are directly traceable to investor funds. *SEC v. Aragon Capital Advisors, LLC*, No. 07 Civ. 919 (FM), 2011 U.S. Dist. LEXIS 82540, *31 (S.D.N.Y. July 26, 2011) (repatriation order warranted where extraterritorial assets were necessary to satisfy disgorgement obligation); *FTC v. Think Achievement Corp.*, 144 F. Supp. 2d 1013, 1021 (N.D. Ind. 2000) ("In order to satisfy an award of equitable monetary relief, a court may order repatriation of assets."). Nor can the Motion Defendants complain that such an order would not be equitable, where, by the terms of their consent judgments, they cannot contest the allegations

in the complaint, and agree, for purposes of this motion, that the allegations in the complaint allegations be deemed true.

IV. CONCLUSION

For the foregoing reasons, the Commission respectfully requests that the Court order the Motion Defendants to disgorge their net profits from their securities violations, in the amount of $18,995,000.00, and to pay prejudgment interest thereon, in the amount of $5,299,224.48, for a total of $24,294,224.48. To partially satisfy that monetary relief, the Commission requests that the Court impose a constructive trust on the $11,850,000.00 in cash that was deposited into an escrow account at The Bank of Leumi Le-Israel Trust Company, Ltd.[8] (the "Escrow Agent") and the accrued interest thereon with respect to the Put Option Escrow Agreement, and to order the Motion Defendants to take all necessary steps to repatriate those funds to the United States and to transfer those funds to the Commission in partial satisfaction of their disgorgement obligation and for the purpose of distributing those funds to harmed investors.

Dated: January 12, 2022

Respectfully submitted,

/s/ Donald W. Searles

Donald W. Searles
Jennifer T. Calabrese
Ansu N. Banerjee
Securities and Exchange Commission
444 S. Flower Street, Suite 900
Los Angeles, California 90071
(323) 965-3998 (*telephone*)
(213) 443-1904 (*facsimile*)
searlesd@sec.gov

Attorneys for Plaintiff
Securities and Exchange Commission

[8] Bank Leumi Le-Israel Trust Company Ltd is now known as Hermetic Trust Services (1939) Ltd.

PROOF OF SERVICE

I am over the age of 18 years and not a party to this action. My business address is:

U.S. SECURITIES AND EXCHANGE COMMISSION,
444 S. Flower Street, Suite 900, Los Angeles, California 90071
Telephone No. (323) 965-3998; Facsimile No. (213) 443-1904.

On January 12, 2022, I caused to be served the document entitled **MEMORANDUM OF LAW IN SUPPORT PLAINTIFF SECURITIES AND EXCHANGE COMMISSION'S MOTION FOR MONETARY RELIEF AGAINST DEFENDANTS ABILITY INC. AND ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD.** on all the parties to this action addressed as stated on the attached service list:

☐ **OFFICE MAIL:** By placing in sealed envelope(s), which I placed for collection and mailing today following ordinary business practices. I am readily familiar with this agency's practice for collection and processing of correspondence for mailing; such correspondence would be deposited with the U.S. Postal Service on the same day in the ordinary course of business.

☐ **PERSONAL DEPOSIT IN MAIL:** By placing in sealed envelope(s), which I personally deposited with the U.S. Postal Service. Each such envelope was deposited with the U.S. Postal Service at Los Angeles, California, with first class postage thereon fully prepaid.

☐ **EXPRESS U.S. MAIL:** Each such envelope was deposited in a facility regularly maintained at the U.S. Postal Service for receipt of Express Mail at Los Angeles, California, with Express Mail postage paid.

☐ **HAND DELIVERY:** I caused to be hand delivered each such envelope to the office of the addressee as stated on the attached service list.

☐ **UNITED PARCEL SERVICE:** By placing in sealed envelope(s) designated by United Parcel Service ("UPS") with delivery fees paid or provided for, which I deposited in a facility regularly maintained by UPS or delivered to a UPS courier, at Los Angeles, California.

☒ **ELECTRONIC MAIL:** By transmitting the document by electronic mail to the electronic mail address as stated on the attached service list.

☒ **E-FILING:** By causing the document to be electronically filed via the Court's CM/ECF system, which effects electronic service on counsel who are registered with the CM/ECF system.

☐ **FAX:** By transmitting the document by facsimile transmission. The transmission was reported as complete and without error.

I declare under penalty of perjury that the foregoing is true and correct.

Date: January 12, 2022

/s/ Donald W. Searles

Donald W. Searles

SEC v. ANATOLY HURGIN, et al.
United States District Court—Southern District of New York
Case No. 1:19-cv-05705-MKV

SERVICE LIST

Jason Gottlieb, Esq.
Edward P. Gilbert, Esq.
Daniel C. Isaacs, Esq.
Morrison Cohen LLP
909 Third Avenue
New York, NY 10022-4784
jgottlieb@morrisoncohen.com
egilbert@morrisoncohen.com
disaacs@morrisoncohen.com

Evyatar Cohen, Chief Financial Officer
Ability, Inc.
Yad Harutzim 14
Tel Aviv 677007, Israel
evyatar@profinance.co.il

Hadar Israeli, Esq.
Barnea Jaffa Lande & Co Law Offices
58 HaRakevet Street
Tel Aviv 6777016, Israel
hisraeli@barlaw.co.il

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, v. ANATOLY HURGIN, ALEXANDER AUROVSKY, ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD, AND ABILITY INC., Defendants.	C.A. No. 1:19-CV-05705

FINAL JUDGMENT AS TO DEFENDANT ABILITY, INC.

The Securities and Exchange Commission having filed a Complaint and Defendant Ability, Inc. ("Defendant" or "Ability") having entered a general appearance; consented to the Court's jurisdiction over Defendant and the subject matter of this action; consented to entry of this Judgment without admitting or denying the allegations of the Complaint (except as to jurisdiction and except as otherwise provided herein in paragraph VII); waived findings of fact and conclusions of law; and waived any right to appeal from this Judgment:

I.

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that Defendant is permanently restrained and enjoined from violating, directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C. § 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5], by using any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security:

(a) to employ any device, scheme, or artifice to defraud;

(b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

(c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

II.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant is permanently restrained and enjoined from violating Section 17(a) of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. § 77q(a)] in the offer or sale of any security by the use of any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly:

(a) to employ any device, scheme, or artifice to defraud;

(b) to obtain money or property by means of any untrue statement of a material fact or any omission of a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or

(c) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active

concert or participation with Defendant or with anyone described in (a).

III.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant is permanently restrained and enjoined from violating Section 14(a) of the Exchange Act [15 U.S.C. § 78n(a)] and Rule 14a-9 [17 C.F.R. § 240.14a-9] promulgated thereunder, by the use of any means or instruments of transportation or communication in interstate commerce or of any facility of a national securities exchange or otherwise, to solicit or to permit the use of their names to solicit any proxy or consent or authorization in respect to any security (other than an exempted security) registered pursuant to the Exchange Act, by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

IV.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that, with respect to the put option escrow sgreement dated December 23, 2015, to which Ability, Anatoly Hurgin ("Hurgin") and Alexander Aurovsky ("Aurovsky") are parties, pursuant to which $11,850,000.00 in cash was deposited into an escrow account at The Bank of Leumi Le-Israel Trust Company, Ltd. (the "Escrow Agent"), neither Ability, nor any of its directors, officers, agents, servants, employees, or attorneys, or those persons in active concert or participation with

any of them, shall: (a) accept delivery of a put option or otherwise repurchase all or a portion of the put options held by Hurgin and/or Aurovsky pursuant to the put option escrow agreement; or (b) instruct the Escrow Agent to release the cash set forth in the put option escrow agreement and held by the Escrow Agent for an exercise of a put option by either Hurgin or Aurovsky pending the final resolution of this action. Within 72 hours of receipt by Ability's counsel of a written demand (which may be in the form of an e-mail) from counsel for the SEC for proof of funds, Ability shall authorize and instruct its officers and its counsel to provide to the SEC a copy of a bank statement from the financial institution where the escrowed funds are deposited, demonstrating at the time of such demand, the funds escrowed pursuant to the put option escrow agreement, remain deposited at that financial institution.

V.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant is liable, jointly and severally with Defendant Ability Computer & Software Industries, Ltd., for disgorgement of $18,995,000.00, representing net profits as a result of the conduct alleged in the Complaint, together with prejudgment interest thereon in the amount of $5,299,224.48, for a total of $24,294,224.48. Defendant shall satisfy this obligation by paying $24,294,224.48 to the Securities and Exchange Commission within 30 days after entry of this Final Judgment.

Defendant may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request. Payment may also be made directly from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm. Defendant may also pay by certified check, bank cashier's check, or United States postal money order payable to the Securities and Exchange Commission, which shall be delivered or mailed to

Enterprise Services Center
Accounts Receivable Branch
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

and shall be accompanied by a letter identifying the case title, civil action number, and name of this Court; Ability Inc. as a defendant in this action; and specifying that payment is made pursuant to this Final Judgment.

Defendant shall simultaneously transmit photocopies of evidence of payment and case identifying information to the Commission's counsel in this action. By making this payment, Defendant relinquishes all legal and equitable right, title, and interest in such funds and no part of the funds shall be returned to Defendant.

The Commission shall hold the funds (collectively, the "Fund") until further order of this Court. The SEC may propose a plan to distribute the Fund subject to the Court's approval, and the Court shall retain jurisdiction over the administration of any distribution of the Fund.

The Commission may enforce the Court's judgment for disgorgement and prejudgment interest by using all collection procedures authorized by law, including, but not limited to, moving for civil contempt at any time after 30 days following entry of this Final Judgment. Defendant shall pay post judgment interest on any amounts due after 30 days of entry of this Final Judgment pursuant to 28 U.S.C. § 1961.

VI.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that: (1) all of the cash set forth in the put option escrow agreement and held by the Escrow Agent, together with all accrued interest thereon, is traceable to and constitutes proceeds of the fraud alleged in the Complaint; (2) that a constructive trust exists over those escrowed funds for the benefit of investors who voted in favor of the Cambridge-Ability merger that is further described in the Complaint; (3) and that Defendant, within 30 days following the entry of this Final Judgment, is ordered to take all necessary measures, including, but not limited to, providing instructions to the Escrow Agent, to repatriate those funds to the United States and to place them in the custody of the Commission in partial satisfaction of and to be credited towards Defendant's disgorgement obligation ordered in Section V above, for purposes of distribution by the Commission to investors who voted in favor of the Cambridge-Ability merger on a pro rata basis.

Defendant may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request. Payment may also be made directly from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm. Defendant may also pay by certified check, bank cashier's check, or United States postal money order payable to the Securities and Exchange Commission, which shall be delivered or mailed to

Enterprise Services Center
Accounts Receivable Branch
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

and shall be accompanied by a letter identifying the case title, civil action number, and name of this Court; Ability Inc. as a defendant in this action; and specifying that payment is made pursuant to this Final Judgment.

Defendant shall simultaneously transmit photocopies of evidence of payment and case identifying information to the Commission's counsel in this action. By making this payment, Defendant relinquishes all legal and equitable right, title, and interest in such funds and no part of the funds shall be returned to Defendant.

The Commission shall hold the funds (collectively, the "Fund") until further order of this Court. The SEC may propose a plan to distribute the Fund subject to the Court's approval, and the Court shall retain jurisdiction over the administration of any distribution of the Fund.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

VII.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that the Consent is incorporated herein with the same force and effect as if fully set forth herein.

VIII.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, solely for purposes of exceptions to discharge set forth in Section 523 of the Bankruptcy Code, 11 U.S.C. §523, the allegations in the complaint are true and admitted by Defendant, and further, any debt for disgorgement, prejudgment interest, civil penalty or other amounts due by Defendant under this Judgment or any other judgment, order, consent order, decree or settlement agreement entered in connection with this proceeding, is a debt for the violation by Defendant of the federal securities laws or any regulation or order issued under such laws, as set forth in Section 523(a)(19) of the Bankruptcy Code, 11 U.S.C. §523(a)(19).

IX.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that this Court shall retain jurisdiction of this matter for the purposes of enforcing the terms of this Judgment.

X.

There being no just reason for delay, pursuant to Rule 54(b) of the Federal Rules of Civil Procedure, the Clerk is ordered to enter this Judgment forthwith and without further notice.

Dated: _______________, _____

____
THE HON. MARY KAY VYSKOCIL
UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, v. ANATOLY HURGIN, ALEXANDER AUROVSKY, ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD, AND ABILITY INC., Defendants.	C.A. No. 1:19-CV-05705

FINAL JUDGMENT AS TO DEFENDANT ABILITY COMPUTER & SOFTWARE INDUSTRIES, LTD.

The Securities and Exchange Commission having filed a Complaint and Defendant Ability Computer & Software Industries, Ltd. ("Defendant" or "ACSI") having entered a general appearance; consented to the Court's jurisdiction over Defendant and the subject matter of this action; consented to entry of this Judgment without admitting or denying the allegations of the Complaint (except as to jurisdiction and except as otherwise provided herein in paragraph VII); waived findings of fact and conclusions of law; and waived any right to appeal from this Judgment:

I.

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that Defendant is permanently restrained and enjoined from violating, directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C. § 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5], by using any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security:

(a) to employ any device, scheme, or artifice to defraud;

(b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

(c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

II.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant is permanently restrained and enjoined from violating Section 17(a) of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. § 77q(a)] in the offer or sale of any security by the use of any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly:

(a) to employ any device, scheme, or artifice to defraud;

(b) to obtain money or property by means of any untrue statement of a material fact or any omission of a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or

(c) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's

directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

III.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant is permanently restrained and enjoined from violating Section 14(a) of the Exchange Act [15 U.S.C. § 78n(a)] and Rule 14a-9 [17 C.F.R. § 240.14a-9] promulgated thereunder, by the use of any means or instruments of transportation or communication in interstate commerce or of any facility of a national securities exchange or otherwise, to solicit or to permit the use of their names to solicit any proxy or consent or authorization in respect to any security (other than an exempted security) registered pursuant to the Exchange Act, by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

IV.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that, with respect to the put option escrow agreement dated December 23, 2015, to which Ability, Anatoly Hurgin ("Hurgin") and Alexander Aurovsky ("Aurovsky") are parties, pursuant to which $11,850,000.00 in cash was deposited into an escrow account at The Bank of Leumi Le-Israel Trust Company, Ltd. (the "Escrow Agent"), neither Ability, nor any of its directors, officers,

agents, servants, employees, or attorneys, or those persons in active concert or participation with any of them, shall: (a) accept delivery of a put option or otherwise repurchase all or a portion of the put options held by Hurgin and/or Aurovsky pursuant to the put option escrow agreement; or (b) instruct the Escrow Agent to release the cash set forth in the put option escrow agreement and held by the Escrow Agent for an exercise of a put option by either Hurgin or Aurovsky pending the final resolution of this action. Within 72 hours of receipt by Ability's counsel of a written demand (which may be in the form of an e-mail) from counsel for the SEC for proof of funds, Ability shall authorize and instruct its officers and its counsel to provide to the SEC a copy of a bank statement from the financial institution where the escrowed funds are deposited, demonstrating at the time of such demand, the funds escrowed pursuant to the put option escrow agreement, remain deposited at that financial institution.

V.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant is liable, jointly and severally with Defendant Ability, Inc. for disgorgement of $18,995,000.00, representing net profits as a result of the conduct alleged in the Complaint, together with prejudgment interest thereon in the amount of $5,299,224.48, for a total of $24,294,224.48. Defendant shall satisfy this obligation by paying $24,294,224.48 to the Securities and Exchange Commission within 30 days after entry of this Final Judgment.

Defendant may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request. Payment may also be made directly from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm. Defendant may also pay by certified check, bank cashier's check, or United States postal money order payable to the Securities and Exchange Commission, which shall be delivered or mailed to

Enterprise Services Center
Accounts Receivable Branch
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

and shall be accompanied by a letter identifying the case title, civil action number, and name of this Court; Ability Inc. as a defendant in this action; and specifying that payment is made pursuant to this Final Judgment.

Defendant shall simultaneously transmit photocopies of evidence of payment and case identifying information to the Commission's counsel in this action. By making this payment, Defendant relinquishes all legal and equitable right, title, and interest in such funds and no part of the funds shall be returned to Defendant.

The Commission shall hold the funds (collectively, the "Fund") until further order of this Court. The SEC may propose a plan to distribute the Fund subject to the Court's approval, and the Court shall retain jurisdiction over the administration of any distribution of the Fund.

The Commission may enforce the Court's judgment for disgorgement and prejudgment interest by using all collection procedures authorized by law, including, but not limited to, moving for civil contempt at any time after 30 days following entry of this Final Judgment. Defendant shall pay post judgment interest on any amounts due after 30 days of entry of this Final Judgment pursuant to 28 U.S.C. § 1961.

VI.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that: (1) all of the cash set forth in the put option escrow agreement and held by the Escrow Agent, together with all accrued interest thereon, is traceable to and constitutes proceeds of the fraud alleged in the Complaint; (2) that a constructive trust exists over those escrowed funds for the benefit of investors who voted in favor of the Cambridge-Ability merger that is further described in the Complaint; (3) and that Defendant, within 30 days following the entry of this Final Judgment, is ordered to take all necessary measures, including, but not limited to, providing instructions to the Escrow Agent, to repatriate those funds to the United States and to place them in the custody of

the Commission in partial satisfaction of and to be credited towards Defendant's disgorgement obligation ordered in Section V above, for purposes of distribution by the Commission to investors who voted in favor of the Cambridge-Ability merger on a pro rata basis.

Defendant may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request. Payment may also be made directly from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm. Defendant may also pay by certified check, bank cashier's check, or United States postal money order payable to the Securities and Exchange Commission, which shall be delivered or mailed to

Enterprise Services Center
Accounts Receivable Branch
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

and shall be accompanied by a letter identifying the case title, civil action number, and name of this Court; Ability Inc. as a defendant in this action; and specifying that payment is made pursuant to this Final Judgment.

Defendant shall simultaneously transmit photocopies of evidence of payment and case identifying information to the Commission's counsel in this action. By making this payment, Defendant relinquishes all legal and equitable right, title, and interest in such funds and no part of the funds shall be returned to Defendant.

The Commission shall hold the funds (collectively, the "Fund") until further order of this Court. The SEC may propose a plan to distribute the Fund subject to the Court's approval, and the Court shall retain jurisdiction over the administration of any distribution of the Fund.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's

directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

VII.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that the Consent is incorporated herein with the same force and effect as if fully set forth herein.

VIII.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, solely for purposes of exceptions to discharge set forth in Section 523 of the Bankruptcy Code, 11 U.S.C. §523, the allegations in the complaint are true and admitted by Defendant, and further, any debt for disgorgement, prejudgment interest, civil penalty or other amounts due by Defendant under this Judgment or any other judgment, order, consent order, decree or settlement agreement entered in connection with this proceeding, is a debt for the violation by Defendant of the federal securities laws or any regulation or order issued under such laws, as set forth in Section 523(a)(19) of the Bankruptcy Code, 11 U.S.C. §523(a)(19).

IX.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that this Court shall retain jurisdiction of this matter for the purposes of enforcing the terms of this Judgment.

X.

There being no just reason for delay, pursuant to Rule 54(b) of the Federal Rules of Civil Procedure, the Clerk is ordered to enter this Judgment forthwith and without further notice.

Dated: ______________, _____

____
THE HON. MARY KAY VYSKOCIL
UNITED STATES DISTRICT JUDGE